United States securities and exchange commission logo





                           April 22, 2022

       Andrew Lee
       Chief Executive Officer
       Global Engine Group Holding Ltd
       Workshop A, 8/F, Reason Group Tower
       403 Castle Peak Road, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Global Engine Group
Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on March
25, 2022
                                                            CIK No. 0001908705

       Dear Mr. Lee:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted March 25, 2022

       Cover Page

   1. Please revise your disclosure that you have no clients or suppliers who are in mainland
                                                        China to clarify the
percentage of your revenues generated from Hong Kong. Also, revise your disclosure on page
ii to remove the exclusion of Taiwan, Hong Kong and Macau
                                                        from the definition of
the PRC and China.
 Andrew Lee
FirstName   LastNameAndrew
Global Engine   Group HoldingLee
                              Ltd
Comapany
April       NameGlobal Engine Group Holding Ltd
       22, 2022
April 222, 2022 Page 2
Page
FirstName LastName
2. Please disclose the potential effects of regulation by PRC, including whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Prospectus Summary, page 1

3. Where you disclose that the audit report included in the prospectus was prepared by U.S.
         auditors who are currently inspected by the PCAOB, include a disclosure regarding whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021.
4. We note your disclosure that you are currently not required to obtain permission from any of the PRC authorities to operate and to issue your shares. Please describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
6. We note that your subsidiaries constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company and its consolidated subsidiaries. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors, page 18

7.       To the extent material, please include a risk factor describing the potential
         for cybersecurity incidents and data breaches and their potential impact on your business.
 Andrew Lee
FirstName   LastNameAndrew
Global Engine   Group HoldingLee
                              Ltd
Comapany
April       NameGlobal Engine Group Holding Ltd
       22, 2022
April 322, 2022 Page 3
Page
FirstName LastName
We have a substantial customer concentration..., page 19

8. We note that for the year ended June 30, 2021, three major customers accounted for
         57.1%, 18.7% and 17.6%, respectively, of the company   s total
revenues. Please disclose
         the material terms of the agreements with the customers, including the identity of the customers, the term of the agreements and termination provisions. File the agreements as exhibits.
We rely on a limited number of vendors, page 19

9. You state that four vendors accounted for 32.7%, 21.2%, 20.0% and 14.5%, respectively,
         of the company   s total purchases for the year ended June 30, 2021.
Please disclose the
         material terms of your agreements with the vendors, including the identity of the vendors, term and termination provisions of the agreements, and any minimum purchase commitments. File the agreements as exhibits.
Our business operations have been and may continue to be materially and adversely affected..., page 23

10. You state that you have experienced, and may continue to experience, disruptions or delays in your supply chain as a result of restrictions in response to COVID-19. Discuss the nature of the supply chain issues you have experienced and the issues that you expect to experience. Discuss whether the issues have had or are expected to have a material adverse effect on the company.
Industry, page 63

11. You state that the Hong Kong telecommunications market mobile penetration rate is
         291%. Please explain how the mobile penetration rate of Hong Kong can exceed 100%.
         Disclose the time period in which this rate was measured and discuss any underlying assumptions and limitations of this rate.
Business, page 66

12. Please disclose whether the four employees you disclosed are employed by the Global
         Engine Group Holding Limited, Global Engine Holdings Limited, or Global Engine
         Limited. Further, please clarify for which entity you intend to hire employees as part of your growth strategy.
Management, page 70

13. Please identify the "company specialising in the supply of lighting fittings" for which
         Sung Pui Hei is currently the Chief Financial Officer.
 Andrew Lee
FirstName   LastNameAndrew
Global Engine   Group HoldingLee
                              Ltd
Comapany
April       NameGlobal Engine Group Holding Ltd
       22, 2022
April 422, 2022 Page 4
Page
FirstName LastName
Related Party Transactions, page 76

14. You indicate in the prospectus summary that you have a strategic partnership with China
         Information Technology Development which also beneficially owns 10% of the company's ordinary shares. Please disclose the material terms of this related party transaction, including any understandings or agreements between the company and China
         Information Technology Development.
Exhibits

15. Please tell us whether you intend to file the consent of Sung Pui Hei who will serve as a director and Chief Financial Officer immediately upon the effectiveness of the registration statement. See Rule 438 of Regulation C.
General

16. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Arila Zhou